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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 24, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                              to                             .

Commission file number: 1-5837

THE MECHANICAL UNIONS SAVINGS TRUST
(Exact name of plan)

135 Morrissey Boulevard
P.O. Box 2378 Boston
MA 02107-2378
(Address of plan)

THE NEW YORK TIMES COMPANY
(Exact name of issuer)

229 West 43rd Street
New York, NY 10036
(Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

  A statement of net assets available for plan benefits as of December 24, 2001, December 24, 2000 and December 24, 1999.

  Statement of changes in net assets available for plan benefits for each of the years ending December 24, 2001, December 24, 2000 and December 24, 1999.

  Notes to financial statements.

  Schedule I—Supplemental schedule of investments as of December 24, 2001.

  Schedule II—Supplemental schedule of reportable transactions for the year ended December 24, 2001.

Signatures

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MECHANICAL UNIONS SAVINGS TRUST
By:	/s/ RICHARD FORD Richard Ford Administrative Trustee

Dated: June 24, 2002

MECHANICAL UNIONS SAVINGS TRUST

FINANCIAL STATEMENTS AS OF
DECEMBER 24, 2001
TOGETHER WITH AUDITOR'S REPORT

JAMES J. GARRITY
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 448
733 NEPONSET STREET
NORWOOD, MASSACHUSETTS 02062
(781) 769-5522    •    (FAX) 769-4061

INDEPENDENT AUDITOR'S REPORT

To the Administrative Trustees of the
Mechanical Unions Savings Trust:

        I have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Mechanical Unions Savings Trust (the Plan) as of December 24, 2001 and 2000 and 1999, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. My responsibility is to express an opinion on these financial statements and schedules based on my audits.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 24, 2001 and 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

        My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments, and reportable transactions, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ James J. Garrity, CPA

Norwood, Massachusetts
June 17, 2002

MECHANICAL UNIONS SAVINGS TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 24, 2001	December 24, 2000	December 24, 1999
ASSETS:
Investments, at contract or market value
Putnam Investments
Asset allocation—Balanced Fund	$2,297,013	$2,546,380	—
OTC Emerging Growth Fund-Y	1,105,365	1,696,596	—
International Growth Fund-Y	1,046,605	1,151,380	—
Investment Fund-Y	3,884,804	5,412,209	—
Growth Income Fund-Y	11,028,678	11,647,999	—
Stable Value Fund	8,444,577	4,883,981	—
S&P 500 Index Fund	5,628,230	6,308,404	—
Janus Aggressive Growth Fund	417,355	370,028	—
PIMCO Total Return Fund	1,879,126	1,289,150	—
T. Rowe Price Mid Cap Fund	666,638	201,453	—
MAS Small Cap Fund	156,627	51,984	—
Allmerica Financial
Fixed Interest Fund	804,368	3,386,690	$5,262,415
Growth Stock Fund	—	—	13,956,020
Diversified Bond Fund	—	—	803,563
Money Market Fund	—	—	4,364,385
Indexed Stock Fund			8,115,439
Government Securities Fund	—	—	464,021
Balanced Fund	—	—	2,897,194
New York Times Stock Fund	552,771	601,342	873,052
Aggressive Growth Fund	—	—	3,284,622
Select International Equity Fund	—	—	1,277,143
Fidelity Advisor Equity Growth Fund	—	—	7,619,357

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$37,912,157	$39,547,596	$48,917,211

The accompanying notes are an integral part of these financial statements.

MECHANICAL UNIONS SAVINGS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS

	For the years ended,
	December 24, 2001	December 24, 2000	December 24, 1999
ADDITIONS TO NET ASSETS
Investment income
Net realized/unrealized gains (losses)	$(3,370,069)	$(1,878,733)	$7,726,555
Interest/dividend income	90,051	231,193	347,349

	(3,280,018)	(1,647,540)	8,073,904

Contributions
Employer	263,000	62,990	227,825
Employee	3,046,414	3,599,475	3,989,417

	3,309,414	3,662,465	4,217,242

Total Additions to Net Assets	29,396	2,014,925	12,291,146

DEDUCTIONS FROM NET ASSETS
Participants distributions	1,648,707	3,125,288	4,443,586
Contractual and professional fees	16,128	34,566	53,543
Transfers to other plans	—	8,224,686	—

Total Deductions from Net Assets	1,664,835	11,384,540	4,497,129
Net Increase (decrease)	$(1,635,439)	$(9,369,615)	$7,794,017

NET ASSETS AVAILABLE FOR PLAN BENEFIT
Beginning of year	39,547,596	48,917,211	41,123,194

End of year	$37,912,157	$39,547,596	$48,917,211

The accompanying notes are an integral part of these financial statements.

MECHANICAL UNIONS SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

December 24, 2001

NOTE A—DESCRIPTION OF THE PLAN

        The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions. The Plan became effective on January 1, 1989, was last amended December 12, 1998 and is available to all employees of the participating unions who meet the eligibility requirements. It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

        The pension committee, comprised of the plan trustees, serves as the plan administrator. Three union representatives and three representatives of the Company make up the plan trustees.

        The Plan's assets are held by Putnam Investments at December 24, 2001 and 2000 and by Allmerica Financial at December 24,1999.

        All expenses incurred in the administration of the Plan are paid by the participants.

Eligibility

        To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

Contributions

        Participants may elect to contribute up to 20% of their total compensation per plan year. Employee contributions under the Plan are tax-deferred and subject to certain limitations, as defined under the plan agreement.

Participant Accounts

        Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments

        The Plan's investments are stated at fair value as determined by quoted market prices except for its guaranteed investment contracts with Allmerica Financial which are stated at contract value.

        Plan participants may direct the investment of their account balances in any of the following twelve investment options:

1.	Putnam OTC & Emerging Growth Fund
Seeks capital appreciation by investing mainly in stocks of small to midsize emerging growth companies traded on the over-the- counter market and on national exchanges.
2.	Janus Aspen Aggressive Growth Fund
Seeks long-term growth of capital. The fund pursues its objective by investing primarily in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in midsize companies.

3.	Small Cap Value Fund
Seeks above-average total return over a market cycle of three to five years by investing primarily in common stocks and other equity securities with equity capitalizations in the range of companies included in the Russell 2001 Index.
4.	Putnam International Growth Fund
Seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.
5.	Putnam Investors Fund
Seeks long-term growth of capital by investing mainly in blue-chip stocks—those large, well-established companies—selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.
6.	T. Rowe Price Mid-Cap Value Fund
Seeks long-term growth of capital by investing primarily in the common stocks of midsize companies believed to be undervalued. The fund's focus on mid-cap companies makes it potentially less risky than funds investing in faster growing small company stocks, but more risky than large company stock funds. However, the value approach to stock selection may help reduce overall volatility. The fund is intended for long-term investors who can accept the price fluctuations inherent in common stock investing.
7.	Putnam S&P 500 Index Fund
Seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.
8.	The Putnam Fund for Growth and Income
Seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.
9.	Putnam Asset Allocation: Balanced Portfolio
Seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.
10.	PIMCO Total Return Fund
Seeks maximum total return that is consistent with preservation of capital and prudent investment management. The fund invests in a diversified portfolio of fixed-income instruments with an average duration that varies between three and six years.
11.	MUST Stable Value Fund
Seeks stability of principal by investing mainly in investment contracts or similar investments issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.
12.	New York Times Stock Fund
Under this option, your account seeks capital appreciation by investing in common stock of the New York Times. This investment account accepted no new contributions after October 1, 1993.

Vesting

        Participants are 100% vested in their contributions and any earnings on their investment account balances.

In-Service Withdrawals

        A participant may withdraw his contributions prior to age 59 1/2 solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations). If a hardship withdrawal is taken the participant will be suspended from making salary savings contributions to this or any other plan maintained by his employer for one year. After age 59 1/2, even if still employed, a participant may request a withdrawal for any reason. Contributions to the plan are not required to be suspended in this situation.

Termination of Employment

        If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. Distribution is made in a lump-sum payment equal to the value of the participant's account.

Plan Amendment

        Effective for the fiscal year beginning January 1, 1998 the trustees have amended the plan by adopting a fiscal year ending December 24 and commencing December 25.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

Classification Change

        A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

Basis of Accounting

        The accompanying financial statements are prepared using the accrual basis of accounting. All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed Investment Account. Contract value at December 24, 2001 and 2000 and 1999 approximates market value.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C—PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE D—TAX STATUS

        The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.

NOTE E—EMPLOYER CONTRIBUTION

        Beginning in fiscal year 1997 the employer has agreed to make annual minimum contributions per participant to all participants eligible at the commencement of each plan fiscal years. Contributions in the amount of $263,000, $62,990 and $227,825 were made for the 2001-2000-1999 plan years respectively.

NOTE F—CHANGE OF INVESTMENT CUSTODIAN

        On July 7, 2001, the Trustees transferred all investments to Putnam Investments. Investment alternatives and characterizations are substantially identical to the Allmerica Financial Group Annuity contract. Contemporaneously, certain participants (foremen) were transferred to another Company sponsored Plan. Total assets for these participants amounted to $8,224,686 at the date of transfer.

SCHEDULE I
04-1371160

MECHANICAL UNION SAVINGS TRUST

SCHEDULE H LINE 4(i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 24, 2001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Janus Aggressive Growth Fund	Mutual Fund	$417,355	$417,355
	PIMCO Total Return Fund	Mutual Fund	1,879,126	1,879,126
	T Rowe Price Mid Cap Fund	Mutual Fund	666,638	666,638
	MAS Small Cap Value Fund	Mutual Fund	156,627	156,627
	Putnam Asset Allocation—Balanced Portfolio	Mutual Fund	2,297,013	2,297,013
	Putnam OTC & Emerging Growth Fund	Mutual Fund	1,105,365	1,105,365
	Putnam Int'l Growth Fund	Mutual Fund	1,046,605	1,046,605
	Putnam Investors Fund	Mutual Fund	3,884,804	3,884,804
	Putnam Fund for Growth and Income	Mutual Fund	11,028,678	11,028,678
	MUST Stable Value Fund	Common Collective Trust	8,444,577	8,444,577
	First Allmerica financial Life	Insurance Contracts	804,368	804,368
	Putnam S&P 500 Index Fund	Common Collective Trust	5,628,230	5,628,230
	New York Times Stock	Equity Securities	552,771	552,771

	TOTAL		$37,912,157	$37,912,157

The accompanying notes are an integral part of these financial statements.

SCHEDULE II
04-1371160

MECHANICAL UNION SAVINGS TRUST

SCHEDULE H LINE 4(j)

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 24, 2001

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase Price	Selling Price	Lease rental	Expense incurred with trans- action	Cost of asset	Current value of asset on transaction date	Current value of asset
	Putnam Stable Value Fund	$2,377,881	—	—	—	—	—	$2,377,881

The accompanying notes are an integral part of these financial statements.

QuickLinks

MECHANICAL UNIONS SAVINGS TRUST FINANCIAL STATEMENTS AS OF DECEMBER 24, 2001 TOGETHER WITH AUDITOR'S REPORT
TABLE OF CONTENTS
INDEPENDENT AUDITOR'S REPORT
MECHANICAL UNIONS SAVINGS TRUST STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
MECHANICAL UNIONS SAVINGS TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
MECHANICAL UNIONS SAVINGS TRUST NOTES TO FINANCIAL STATEMENTS December 24, 2001
MECHANICAL UNION SAVINGS TRUST SCHEDULE H LINE 4(i) SCHEDULE OF ASSETS HELD AT END OF YEAR AS OF DECEMBER 24, 2001
MECHANICAL UNION SAVINGS TRUST SCHEDULE H LINE 4(j) SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 24, 2001